SEC FILE NUMBER 1-14787
CUSIP NUMBER 247126105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: September 30, 2004
☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: __________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

DELPHI CORPORATION

Full Name of Registrant

Former Name if Applicable

5275 Delphi Drive

Address of Principal Executive Office (Street and Number)

Troy, MI 48098

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

     Delphi Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 (Form 10-Q) could not be filed within the prescribed time period because the Company could not complete the preparation of the required information without unreasonable effort and expense. As previously announced in our Form 8-K filed on October 18, 2004 (the “October 8-K”), the Audit Committee of the Company’s Board of Directors is conducting an internal review into the accounting treatment accorded to certain transactions with suppliers, including those for information technology services. The internal review was initiated in response to an investigation commenced by the staff of the Securities and Exchange Commission that was disclosed on a Form 8-K filed on September 29, 2004. The decision to delay filing of the Form 10-Q was made in light of the ongoing SEC investigation and internal review, as well as the fact that Deloitte & Touche LLP (“Deloitte”), the Company’s independent registered public accounting firm, had informed the Company that due to the ongoing status of the internal review by the Audit Committee of the Board of Directors, Deloitte has been unable to complete its review of the unaudited Consolidated Financial Statements for the three and nine months ended September 30, 2004. In lieu of filing a complete Form 10-Q, the Company included updated financial information for the nine months ended September 30, 2004, including Consolidated Financial Statements for the three and nine months ended September 30, 2004 and the related management’s discussion and analysis in its October 8-K. The Company will not be in a position to file a Quarterly Report on Form 10-Q without unreasonable effort or expense prior to the time at which the Audit Committee’s internal review is completed.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

John D. Sheehan	(248)	813-2000

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒   Yes ☐   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐   Yes ☒   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

DELPHI CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 10, 2004	By	/s/ John D. Sheehan
(John D. Sheehan, Chief Accounting Officer and Controller)